Consolidated financial highlights

Consolidated
($ 000s except per unit data)	Three months ended March 31,
	2007	2006	% Change

Revenue (net of royalties and financial derivative instruments)	$587,675	$553,706	6

Cash flow from COGP operations (1)	$46,410	$39,949	16
Cash flow from USOGP operations (1) (3)	1,226	12,864	(90)
Cash flow from Midstream operations (1)	49,492	26,093	90
Total cash flow from operations (1)	$97,128	$78,906	23
Per weighted average unit – basic	$0.46	$0.42	10
Per weighted average unit – diluted (2)	$0.46	$0.42	10
Declared distributions to unitholders	$76,271	$68,350	12
Per unit	$0.36	$0.36	-
Percent of cash flow from operations paid out as declared distributions (4)	82%	87%	(6)
Net income	$50,306	$24,200	108
Per weighted average unit – basic	$0.24	$0.13	85
Per weighted average unit – diluted (2)	$0.24	$0.13	85
Capital expenditures	$52,317	$53,908	(3)
Property acquisitions, net	$44,002	$1,395	3054
Weighted average trust units outstanding (000s)
- Basic	211,731	189,134	12
- Diluted (2)	211,969	189,572	12

Consolidated
	As at	As at
	March 31,	December 31,
($ 000s)	2007	2006	% Change
Capitalization
Long-term debt	$965,564	$988,785	(2)
Unitholders’ equity	$1,528,448	$1,542,974	(1)
(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.
(3) First quarter 2007 cash flow from USOGP operations is net of $12.3 million (2006 - $3.8 million) in payments related to unit based compensation expensed in the 2006 fiscal year and paid in the first quarter of 2007.

(4) Calculated as declared distributions to unitholders divided by cash flow from operations before changes in working capital and site restoration expenses, less distributions to non-controlling interests of $3.6 million (2006 - $0.4 million).

Operational highlights

Consolidated	Three months ended March 31,
	2007	2006	% Change

Oil and Gas Production
Daily production
Light/medium crude oil (bpd)	14,071	14,541	(3)
Heavy oil (bpd)	1,669	2,506	(33)
Natural gas liquids (bpd)	1,444	1,527	(5)
Natural gas (mcfpd)	91,432	78,274	17
Oil equivalent (boed)(1)	32,423	31,620	3
Average selling price (before realized financial derivative instruments)
Light/medium crude oil ($/bbl)	$57.21	$54.80	4
Heavy oil ($/bbl)	$34.69	$22.87	52
Corporate oil blend ($/bbl)	$54.82	$50.11	9
Natural gas liquids ($/bbl)	$48.86	$53.91	(9)
Natural gas ($/mcf)	$7.48	$8.00	(6)
Oil equivalent ($/boe)(1)	$49.88	$49.42	1
Field netback (before realized financial derivative instruments) ($/boe)	$26.87	$28.42	(5)
Field netback (including realized financial derivative instruments) ($/boe)	$27.76	$27.39	1

Midstream
Midstream NGL sales volumes (bpd)	125,033	130,735	(4)
EBITDA (000s)(2)	$62,941	$32,813	92
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.

Management’s discussion and analysis

The following analysis dated May 9, 2007 provides a detailed explanation of Provident’s operating results for the three months ended March 31, 2007 compared to the same time period in 2006 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three key business segments: Canadian crude oil and natural gas production (“COGP”), United States crude oil and natural gas production, (“USOGP”) and Midstream. Provident’s COGP business produces crude oil and natural gas from six core areas in the western Canadian sedimentary basin. USOGP produces crude oil and natural gas in southern California, Wyoming, and west Texas, U.S.A. The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

Forward-looking statements

Certain statements included in this analysis constitute forward-looking statements under applicable securities legislation. These statements relate to future events or Provident’s future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. Forward-looking statements or information in this analysis include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. These statements are only predictions. Actual events or results may differ materially. In addition, this analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. In addition to other assumptions identified in this analysis, assumptions in respect of forward-looking statements have been made regarding, among other things:

•	Provident’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve a consistent level of monthly cash distributions;
•	the impact of Canadian governmental regulation on Provident, including the effect of proposed taxation of trust distributions;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after hedging;
•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's NGL services, processing and marketing business;
•	the growth opportunities associated with the NGL services, processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's NGL services, processing and marketing business.

Although Provident believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Provident can not guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust, Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this analysis include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of proposed taxation of trust distributions;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership; and
•	third party performance of obligations under contractual arrangements.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this analysis are expressly qualified by this cautionary statement. Subject to Provident’s obligations under applicable securities laws, Provident is not under any duty to update any of the forward-looking statements after the date of this analysis to conform such statements to actual results or to changes in Provident’s expectations.

First quarter highlights

The first quarter highlights section provides commentary for the first quarter 2007 results compared to the corresponding period in 2006.

Consolidated cash flow from operations before changes in working capital and site restoration expenditures (“Cash Flow”) and cash distributions

Consolidated	Three months ended March 31,
($ 000s, except per unit data)	2007	2006	% Change

Revenue, Cash Flow and Distributions
Revenue (net of royalties and financial derivative instruments - see Note 7 to the consolidated financial statements)	$587,675	$553,706	6
Cash flow from operations before changes in working capital and site restoration expenditures	$97,128	$78,906	23
Per weighted average unit - basic	$0.46	$0.42	10
Per weighted average unit - diluted (1)	$0.46	$0.42	10
Declared distributions	$76,271	$68,350	12
Per Unit (1)	0.36	0.36	-
Percent of cash flow distributed (2)	82%	87%	(6)
(1) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.
(2) Calculated as declared distributions to unitholders divided by cash flow from operations before changes in working capital and site restoration expenses, less distributions to non-controlling interests of $3.6 million (2006 - $0.4 million).

First quarter 2007 cash flow was $97.1 million, 23 percent above the $78.9 million of cash flow recorded in the first quarter of 2006. Midstream provided 51 percent of first quarter 2007 cash flow, COGP added 48 percent and USOGP generated the remaining one percent.

COGP 2007 first quarter cash flow was $46.4 million, a 16 percent increase from the $39.9 million recorded in the comparable 2006 quarter. The main drivers for this increase were successful drilling programs from the fourth quarter of 2006 primarily in Southwest Saskatchewan, the acquisition of the Rainbow assets on August 31, 2006, improved crude oil pricing and liquids product mix, as well as lower current tax expense in 2007, partially offset by decreased natural gas pricing.

The Midstream business unit added $49.5 million to first quarter 2007 cash flow, 90 percent above the $26.1 million recorded in the comparable 2006 quarter. The Midstream cash flow benefited from improved product margins for propane plus.

Cash flow from USOGP operations in the first quarter of 2007 was $1.2 million, 90 percent below the $12.9 million in the comparable 2006 quarter. The decrease in cash flow is primarily due to $12.3 million (2006 - $3.8 million) in payments related to unit based compensation for the 2006 fiscal year. The expenses were recorded as non-cash unit based compensation in 2006 and paid in the first quarter of 2007.

Declared distributions in the first quarter of 2007 totaled $76.3 million compared to $68.4 million of declared distributions in 2006. This represented 82 percent and 87 percent of cash flow from operations, respectively, after distributions to non-controlling interests of $3.6 million (2006 - $0.4 million). On a segmented basis, the Midstream business, due to its low sustaining capital requirements, effectively contributed 99 percent of its cash flow for distribution in the three months ended March 31, 2007. The remaining distributions were effectively contributed by the oil and natural gas production businesses representing 57 percent of its cash flow in the first quarter of 2007.

Management uses cash flow from operations (before changes in non-cash working capital and site restoration expenditures) to analyze operating performance. Provident also reviews cash flow in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed.

Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and site restoration expenditures.

Net income

Consolidated	Three months ended March 31,
($ 000s, except per unit data)	2007	2006	% Change

Net income	$50,306	$24,200	108
Per weighted average unit
– basic(1)	$0.24	$0.13	85
Per weighted average unit
– diluted(2)	$0.24	$0.13	85
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan, exchangeable shares and convertible debentures.

Net income for the first quarter of 2007 increased to $50.3 million compared to net income of $24.2 million in the comparable 2006 quarter. Increased earnings are attributable to the improved margins in the Midstream business and unrealized gains on financial derivative instruments, partially offset by increased depletion, depreciation and accretion due to the acquisition of the Rainbow assets in the third quarter of 2006, and lower future income tax recoveries.

The COGP business segment’s net loss was $4.5 million, a decrease compared to the 2006 first quarter net income of $34.0 million. The decrease was mainly due to unrealized losses on financial derivative instruments compared to unrealized gains in the first quarter of 2006, increased depletion, depreciation, and accretion due to the acquisition of the Rainbow assets on August 31, 2006, partially offset by lower current income tax expense.

The Midstream segment generated $59.0 million of net income in the first quarter of 2007 as compared to a $12.3 million net loss in the first quarter of 2006. The increase was primarily attributable to unrealized gains on financial derivative instruments amounting of $35.9 million in the first quarter of 2007 (2006 - losses of $39.2 million) (see “Commodity price risk management program”). The Midstream business unit had earnings before interest, taxes, depletion and accretion and other non-cash items (EBITDA) of $62.9 million in the first quarter of 2007 as compared to $32.8 million in the first quarter of 2006. This significant improvement in EBITDA is attributable to improved product margins for propane plus.

In the first quarter of 2007, USOGP incurred a net loss of $4.2 million as compared to 2006 first quarter net income of $2.5 million, reflecting higher unrealized losses on financial derivative instruments in 2007 and increased general and administrative expenses, partially offset by higher future income tax recoveries.

Reconciliation of non-GAAP measure

The Trust calculates earnings before interest, taxes, depletion and accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and income (loss) before taxes and non-controlling interests follows:

EBITDA Reconciliation	Three months ended March 31,
($ 000s)	2007	2006	% Change
EBITDA	$117,677	$97,126	21
Adjusted for:
Interest and non-cash expenses excluding unrealized gain (loss) on financial derivative instruments	(86,743)	(65,401)	33
Unrealized gain (loss) on financial derivative instruments	8,626	(34,829)	-
Income (loss) before taxes and non-controlling interests	$39,560	(3,104)	-

Reconciliation of cash flow to distributions	Three months ended March 31,
	2007	2006	% Change
Cash provided by operating activities	$150,571	$167,922	(10)
Change in non-cash operating working capital	(54,669)	(90,159)	(39)
Site restoration expenditures	1,226	1,143	7
Cash flow from operations	97,128	78,906	23
Distributions to non-controlling interests	(3,587)	(356)	908
Cash withheld for financing and investing activities	(17,270)	(10,200)	69
Distributions to unitholders	76,271	68,350	12
Accumulated cash distributions, beginning of period	926,825	643,360	44
Accumulated cash distributions, end of period	$1,003,096	$711,710	41
Cash distributions per unit	$0.36	$0.36	-

Taxes

Consolidated	Three months ended March 31,
($ 000s)	2007	2006	% Change
Capital taxes	$258	$1,286	(80)
Current and withholding taxes	5,377	4,843	11
Future income tax recovery	(12,885)	(33,838)	(62)
	$(7,250)	$(27,709)	(74)

For the three months ended March 31, 2007, the total income tax recovery was $7.3 million. Based on first quarter income before taxes and non-controlling interests of $39.6 million, the expected income tax expense was $12.8 million. The difference between the expected expense and the total tax recovery is primarily a result of deductions allowed when computing taxable income of the Trust for distributions made to unitholders. The Trust is a taxable entity under Canadian income tax law and is taxable only on income that is not distributed or distributable to the unitholders. If the Trust distributes all of its taxable income to the unitholders, no provision for taxes is required by the Trust. Since inception, the Trust has distributed all of its taxable income to the unitholders. Additionally, interest and royalties are charged by the Trust to its subsidiaries, which are deductible in the computation of taxable income at the incorporated subsidiary level reducing tax pool claims in certain subsidiaries and potentially creating tax loss carry-forwards that result in future income tax recoveries.

Capital taxes in the first quarter totaled $0.3 million, a reduction from the $1.3 million recorded in the first quarter of 2006 due to the elimination of large corporations tax.

The current and withholding taxes total $5.4 million in the first quarter of 2007, an increase of $0.5 million over the comparable 2006 quarter. These taxes arise from Provident’s U.S. based operations and 2007 withholding taxes reflect additional distributions in the first quarter of 2007.

The 2007 first quarter future income tax recovery of $12.9 million compares to a recovery of $33.8 million in the first quarter of 2006. The recovery was generated by interest and royalty charges to incorporated subsidiaries from the Trust. The lower recovery in 2007 compared to 2006 is largely due to unrealized gains on financial derivative instruments of $8.6 million in 2007 compared to an unrealized loss in 2006 of $34.8 million.

Provident’s tax pools available to shelter future income as at March 31, 2007 are estimated as follows:

As at March 31, 2007
($ 000s)	COGP	USOGP	Midstream	Total
Intangibles	$385,000	$70,000	$-	$455,000
Tangibles	220,000	60,000	300,000	580,000
Non-capital losses	60,000	-	15,000	75,000
	$665,000	$130,000	$315,000	$1,110,000

Interest expense

Consolidated	Three months ended March 31,
($ 000s, except as noted)	2007	2006	% Change

Interest on bank debt	$9,335	$6,638	41
Weighted-average interest rate on bank debt	5.3%	4.9%	8
Interest on 8.75% convertible debentures	583	708	(18)
Interest on 8.0% convertible debentures	467	650	(28)
Interest on 6.5% convertible debentures	1,609	1,609	-
Interest on 6.5% convertible debentures	2,438	2,438	-
Total cash interest	$14,432	$12,043	20

Weighted average interest rate on all long-term debt	5.7%	5.6%	2
Debenture accretion and other non-cash interest expense	1,842	689	167
Total interest expense	$16,274	$12,732	28

Interest on bank debt increased in the first quarter of 2007 compared to the first quarter in 2006 due to increased capitalization including debt levels, largely resulting from the Rainbow asset acquisition in the third quarter of 2006.

Commodity price risk management program

The Trust continues to execute a commodity price risk management program that is designed to limit the Trust’s exposure to downturns in commodity prices and to protect monthly cash distributions and support the Trust’s capital program. Our risk management strategy generally uses structures that provide a floor price while allowing upside participation in a rising commodity price market.

In accordance with the Trust’s credit policy, the Trust mitigates associated credit risk by limiting financial derivative transactions to counterparties within approved credit limits.

In the Midstream business, production margins are impacted by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate. Financial market liquidity may not provide sufficient or adequate opportunity to directly hedge propane, butane and condensate prices over the longer term. Prices for propane, butane and condensate historically have correlated with prices for crude oil. As a consequence, Provident has entered into natural gas and crude oil financial derivative contracts through 2012 in order to protect operating margins in the Midstream business. Short term financial derivative instruments directly fixing propane and butane prices have also been executed.

Activity in the First Quarter:

COGP
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2007	Crude Oil	750	Bpd	Participating Swap US $55.00 per bbl (65% above the floor price)	April 1 - December 31
		250	Bpd	Participating Swap US $57.00 per bbl (57.2% above the floor price)	April 1 - December 31
		250	Bpd	Participating Swap US $58.00 per bbl (max to 80% above the floor price)	April 1 - December 31
		250	Bpd	Participating Swap US $60.00 per bbl (max to 80% above the floor price)	April 1 - December 31
	Natural Gas	4,000	Gjpd	Participating Swap Cdn $7.25 per gj (56% above the floor price)	September 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (45% above the floor price)	September 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $7.75 per gj (51.6% above the floor price)	September 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $7.75 per gj (max to 55% above the floor price)	September 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $7.75 per gj (max to 80% above the floor price)	September 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $7.75 per gj (max to 95% above the floor price)	September 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 80% above the floor price)	September 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 85% above the floor price)	September 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 70% above the floor price)	September 1 - December 31

2008	Natural Gas	4,000	Gjpd	Participating Swap Cdn $7.25 per gj (56% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (45% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.75 per gj (51.6% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.75 per gj (max to 55% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.75 per gj (max to 80% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.75 per gj (max to 95% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 80% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 85% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 70% above the floor price)	January - March 31

USOGP
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2007	Crude Oil	250	Bpd	Participating Swap US $56.00 per bbl (54% above the floor price)	April 1 - December 31
		250	Bpd	Participating Swap US $59.00 per bbl (max to 80% above the floor price)	April 1 - December 31
		125-325	Bpd	US $59.25 per bbl	April 1 - December 31

2008	Crude Oil	125-325	Bpd	US $59.25 per bbl	January 1 - December 31

2009	Crude Oil	125-325	Bpd	US $59.25 per bbl	January 1 - December 31

Midstream
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2007	Crude Oil	833	Bpd	US $65.24 per bbl (9)	April 1 - April 30
		250	Bpd	Cdn $63.80 per bbl	April 1 - December 31
		(11,380)	Bpd	US $62.53 per bbl (4)	April 1 - June 30
		(1,683)	Bpd	US $65.81 per bbl (4)	July 1 - September 30
	Natural Gas	3,000	Gjpd	Cdn $7.22 per gj (9)	May 1 - May 31
		(1,481)	Gjpd	Cdn $6.86 per gj	April 1 - December 31
	Propane	11,194	Bpd	US $1.039 per gallon (4) (6)	April 1 - June 30
		1,300	Bpd	US $1.0265 per gallon (4) (6)	July 1 - September 30
	Normal Butane	2,411	Bpd	US $1.1316 per gallon (4) (7)	April 1 - June 30
		950	Bpd	US $1.2011 per gallon (4) (7)	July 1 - September 30
	ISO Butane	1,894	Bpd	US $1.1766 per gallon (4) (8)	April 1 - June 30
		200	Bpd	US $1.1800 per gallon (4) (8)	July 1 - September 30

2008	Crude Oil	250	Bpd	Cdn $72.77 per bbl	January 1 - December 31
		1,250	Bpd	Cdn $68.41 per bbl	July 1 - December 31
		500	Bpd	Cdn $72.34 per bbl	October 1 - December 31
	Natural Gas	(7,406)	Gjpd	Cdn $7.95 per gj	July 1 - December 31
		(1,481)	Gjpd	Cdn $8.25 per gj	January 1 - December 31
		(2,962)	Gjpd	Cdn $8.30 per gj	October 1 - December 31

2009	Crude Oil	250	Bpd	Cdn $74.78 per bbl	January 1 - March 31
		500	Bpd	Cdn $69.78 per bbl	January 1 - December 31
		2000	Bpd	Cdn $68.69 per bbl	July 1 - December 31
		250	Bpd	Cdn $69.52 per bbl	October 1 - December 31
	Natural Gas	(1,481)	Gjpd	Cdn $8.69 per gj	January 1 - March 31
		(2,962)	Gjpd	Cdn $7.73 per gj	January 1 - December 31
		(11,849)	Gjpd	Cdn $7.67 per gj	July 1 - December 31
		(1,481)	Gjpd	Cdn $7.83 per gj	October 1 - December 31

2010	Crude Oil	650	Bpd	Cdn $76.71 per bbl	January 1 - March 31
		250	Bpd	Cdn $72.00 per bbl	January 1 - December 31
	Natural Gas	(3,726)	Gjpd	Cdn $8.56 per gj	January 1 - March 31
		(1,481)	Gjpd	Cdn $7.58 per gj	January 1 - December 31

2011	Crude Oil	500	Bpd	Cdn $73.22 per bbl	January 1 - December 31
		2,250	Bpd	Cdn $67.35 per bbl	July 1 - December 31
		2,500	Bpd	Cdn $71.37 per bbl	October 1 - December 31
	Natural Gas	(2,962)	Gjpd	Cdn $7.35 per gj	January 1 - December 31
		(13,335)	Gjpd	Cdn $7.28 per gj	July 1 - December 31
		(14,814)	Gjpd	Cdn $7.78 per gj	October 1 - December 31

2012	Crude Oil	1,625	Bpd	Cdn $72.72 per bbl	January 1 - February 29

	Natural Gas	(9,750)	Gjpd	Cdn $7.95 per gj	January 1 - February 29
(1) The above table represents a number of transactions entered into over an extended period of time.
(2) Natural gas contracts are settle against AECO monthly index.
(3) Crude oil contracts are settle against NYMEX WTI calendar average.
(4) Conversion of Crude Oil BTU hedges to Propane.
(5) US dollar hedge contracts settled against Bank of Canada noon rate average.
(6) Propane contracts are settled against Belvieu C3 TET.
(7) Normal Butane contracts are settled against Belvieu NC4 NON-TET.
(8) ISO Butane contracts are settled against Belvieu IC4 NON-TET.
(9) Midstream Inventory Hedges.

A summary of Provident’s contracts in place at March 31, 2007 is available on Provident’s website at www.providentenergy.com.

Settlement of commodity contracts

The following is a summary of the net cash flow to settle commodity contracts during the first quarter of 2007. For comparative purposes the 2006 amounts are also summarized.

a)	Crude oil

For the quarter ended March 31, 2007, Provident received $3.5 million to settle various oil market based contracts on an aggregate volume of 0.6 million barrels. During the quarter ended March 31, 2006, Provident paid $1.8 million to settle various oil market based contracts on an aggregate volume of 0.4 million barrels.

It is estimated that if contracts in place had been settled at March 31, 2007 an opportunity cost of $8.8 million (March 31, 2006 - $11.5 million) would have been incurred.

b)	Natural Gas

For the quarter ended March 31, 2007, Provident paid $0.9 million to settle various natural gas market based contracts on an aggregate volume of 3.8 million gj’s. For comparison, during the quarter ended March 31, 2006, Provident paid $1.1 million to settle various natural gas market based contracts on an aggregate of 2.2 million gj’s.

It is estimated that if contracts in place had been settled at March 31, 2007 an opportunity cost of $3.7 million (March 31, 2006 - $2.3 million opportunity gain) would have been incurred.

c)	Midstream

For the quarter ended March 31, 2007 Provident received $3.2 million (2006 - nil) to settle Midstream oil market based contracts on an aggregate volume of 0.3 million barrels (2006 - nil) and paid $4.5 million (2006 - received $0.7 million) to settle Midstream natural gas market based contracts on an aggregate volume of 5.1 million gj’s (2006 - 0.7 million gj’s). In addition, for the first quarter of 2007, Provident paid $0.8 million (2006 - received $0.8 million) to settle Midstream NGL market based contracts on an aggregate volume of 2.0 million barrels (2006 - 0.2 million barrels).

It is estimated that if contracts in place had been settled at March 31, 2007 an opportunity cost of $32.9 million (March 31, 2006 - $39.8 million) would have been incurred. These unrealized “mark-to-market” opportunity costs relate to positions with effective periods ranging from 2007 through 2012 and are required to be recognized in the financial statements under generally accepted accounting principles. These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to manage commodity prices and protect future Midstream product margins. Fluctuations in the market value of these instruments have no impact on cash flow until the instrument is settled.

d)	Foreign exchange contracts

As at March 31, 2007 the estimated value of contracts in place settled at March 31 foreign exchange rates was nil (March 31, 2006 - nil). The foreign exchange gains have been included in note 10 as a component of foreign exchange gain and other and allocated to their respective business segments.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. In 2005, the Midstream NGL Acquisition resulted in additional goodwill of $100.4 million. Goodwill of $330.9 million arose from COGP acquisitions in 2002 and 2004.

Goodwill is assessed for impairment at least annually. If impairment exists, it is charged to income in the period in which the impairment occurs. Provident engaged an independent accounting firm to assist in performing an impairment test at year end 2006. The impairment test included, among other variables, a comparison of the net book value of the Trust’s assets to the market value of the Trust’s equity. Goodwill is not amortized.

Liquidity and capital resources

Consolidated
($ 000s)	March 31, 2007	December 31, 2006	% Change

Long-term debt - revolving term credit facility	$688,020	$702,993	(2)
Long-term debt - convertible debentures	277,544	285,792	(3)
Total debt	965,564	988,785	(2)

Equity (at book value)	1,528,448	1,542,974	(1)
Total capitalization at book value	$2,494,012	$2,531,759	(1)

Net debt as a percentage of total book value capitalization	39%	39%	-

Provident operates three business units with similar but not identical monthly cash settlement cycles. Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit. Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Long-term debt and working capital

As at March 31, 2007 Provident had drawn on 63 percent of its term credit facilities that included a $925 million Canadian facility and a USD $158 million credit facility for USOGP. This compares to 63 percent drawn as at December 31, 2006.

At March 31, 2007 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $38.2 million, increasing bank line utilization to 66 percent. The guarantees totaled $31.9 million at December 31, 2006.

Provident’s working capital decreased by $60.3 million as at March 31, 2007 relative to December 31, 2006. This amount includes a $13.8 million decrease in prepaid expenses, a $11.6 million decrease in inventory, a $35.7 million increase in accounts payable and accrued liabilities and a $7.8 million decrease in cash and cash equivalents, partially offset by a $7.0 million increase in accounts receivable and a $1.5 million decrease in the current portion of financial derivative instruments.

First quarter cash flow in 2007 was $97.1 million. The ratio of debt to annualized first quarter cash flow was 2.5 to one, as compared to first quarter 2006 debt to annualized cash flow of 2.6 to one.

Trust units and exchangeable shares

In the first quarter of 2007, the Trust issued 22 thousand units on conversion of convertible debentures (2006 - 0.1 million units). An additional 0.5 million units pursuant to the stock option plan were issued for the quarter ended March 31, 2007 (2006 - 0.2 million units). Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 0.9 million units were elected in the first quarter and were issued or are to be issued representing proceeds of $10.8 million (2006 - 0.7 million units for proceeds of $8.4 million).

At March 31, 2007, management and directors held approximately 1.0 percent of the outstanding units.

Non-controlling interests - USOGP operations

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy Company L.P. (BreitBurn) of Los Angeles, California. Additional investments since June 2004 by Provident in BreitBurn have reduced the non-controlling interest percentage at March 31, 2007 to approximately 4.4 percent (December 31, 2006 - 4.4 percent).

In the second quarter of 2006, a USOGP subsidiary began a land development project with a partner. The subsidiary has a 20 percent interest, with the partner holding 80 percent. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the results in its statements, with non-controlling interest.

In the fourth quarter of 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “MLP”) completed its initial public offering. BreitBurn transferred oil and gas properties comprising approximately half of its proved reserves and two thirds of its daily production to the MLP. The offering of 6,900,000 common units at U.S. $18.50 per unit resulted in approximately 34 percent of the MLP held by partners not related to Provident.

	Three months ended March 31,
Non-controlling interest - USOGP ($ 000s)	2007	2006
Non-controlling interests, beginning of period	$81,111	$11,885
Net (loss) income attributable to non-controlling interests	(3,496)	270
Distributions to non-controlling interests	(3,587)	(356)
Investments by non-controlling interests	2,481	-
Non-controlling interests, end of period	76,509	11,799
Accumulated income attributable to non-controlling interests	$2,018	$2,789

Capital expenditures and funding

Consolidated	Three months ended March 31,
($ 000s)	2007	2006	% Change
Capital Expenditures and Funding

Capital Expenditures
Capital expenditures and reclamation fund contributions	$(53,543)	$(54,551)	(2)
Property acquisitions, net	(44,002)	(1,395)	3,054
Net capital expenditures	$(97,545)	$(55,946)	74

Funded By
Cash flow net of declared distributions to unitholders and non-controlling interest	$17,270	$10,200	69
Decrease in long-term debt	(8,156)	(77,936)	(90)
Issue of trust units, net of cost; excluding DRIP	4,836	1,759	175
DRIP proceeds	10,757	8,417	28
Contributions by non-controlling interests	2,481	-	100
Change in working capital, including cash, and sale of assets	70,357	113,506	(38)
Net capital expenditure funding	$97,545	$55,946	74

For the comparable quarters Provident has funded its net capital expenditures with cash flow, debt and equity issued from treasury through public offerings and the Premium DRIP program.

Acquisition

On January 23, 2007, USOGP, through the MLP, completed a purchase of certain oil and gas properties in the Permian Basin of Texas, including related property and equipment, for approximately U.S. $29 million. The acquisition was financed through borrowings under the MLP’s existing revolving credit facility.

Non-cash unit based compensation

Non-cash unit based compensation includes expenses or recoveries associated with Provident’s unit option plan, restricted and performance unit plan, unit appreciation rights and other unit based compensation plans. Provident accounts for the unit option plan using the fair value of the option at the time of issue. The other unit based compensation is recorded at the estimated fair value of the notional units granted. Compensation expense associated with the plans is deferred and recognized in earnings over the vesting period of each plan. The expense associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense). When paid, the amount is charged against cash general and administrative costs, resulting in a reduction in cash flow. An offsetting credit for the payment is recorded in non-cash unit based compensation, therefore payments have no impact on net income. Provident recorded non-cash unit based compensation expense of $10.8 million for the quarter ended March 31, 2007 (2006 - $3.6 million) included primarily in general and administrative expense. Provident made payments in respect of unit based compensation of $14.1 million in the first quarter of 2007 (2006 - $4.2 million). At March 31, 2007, the current portion of the liability totaled $15.2 million (December 31, 2006 - $18.2 million) and the long-term portion totaled $15.9 million (December 31, 2006 - $16.3 million).

Subsequent events

Offer to acquire Capitol Energy

On May 3, 2007, the Trust announced that an agreement has been reached with Capitol Energy Resources Ltd. (“Capitol”) whereby the Trust will make an offer to acquire all the outstanding shares of Capitol for cash consideration of $467 million, plus assumption of debt of approximately $41 million, for a total estimated transaction value of $508 million.

Capitol’s principal asset is a long-life resource play at Dixonville, Alberta. The field is being developed using horizontal wells and will be exploited using waterflood technology. All of the production is operated with 100 percent working interest. Proved plus probable reserves have been estimated, by independent reserves evaluators, at 30 million barrels of oil equivalent.

The transaction will be conditional on two-thirds of Capitol shareholders tendering to the offer, as well as on regulatory approvals and other conditions typical for this type of transaction.

In conjunction with the offer, the Trust entered into a bought deal agreement with a syndicate of underwriters to issue 25,490,197 subscription receipts (plus an over-allotment option of up to 3,823,530 subscription receipts) at a price of $12.75 per subscription receipt for proceeds of approximately $325 million. Each subscription receipt entitles the holder to receive one trust unit upon the acquisition by the Trust of not less than two-thirds of the outstanding common shares of Capitol. The financing is expected to close on or about May 24, 2007. The remaining purchase price will be funded through the Trust’s existing credit facilities.

A member of the Trust’s Board of Directors is also a member of Capitol’s Board of Directors. The director was not involved in any discussions relating to the transaction and did not attend any of the Trust’s Board meetings associated with the transaction.

Increased credit facility

On May 4, 2007, the Canadian revolving term credit facility was increased from $925 million to $1,125 million.

Outlook

Thus far in 2007, Provident is on track to deliver another excellent year, with strong performance in all three business units.

Provident’s Canadian upstream business will be strengthened by the May 3, 2007 announcement of our intention to acquire Capitol Energy. Full details of the Provident offer will be included in the take-over bid circular and related documents to be filed with securities regulators and mailed to Capitol shareholders.

In Capitol’s year-end 2006 evaluation, independent reserves evaluator McDaniel & Associates identified proved plus probable reserves of 30 million barrels of oil equivalent (boe), which increases Provident’s Canadian proved plus probable reserves base by 40 percent. McDaniel’s proved plus probable plus possible (3P) reserves figure was 57.1 million barrels, demonstrating the pool’s outstanding potential for reserves growth through waterflood implementation. Provident’s internal risked 3P reserves estimate is 38.7 million boe. At current reserves and production estimates, Provident calculates the proved plus probable reserves life index (RLI) to be 16.5 years, increasing Provident’s consolidated RLI to 13.6 years.

This acquisition is accretive on key per-unit financial and operational metrics, using the base case of an 11 percent recovery factor:

•	Expected cash flow per unit increases four percent in 2008 and 10 percent in 2009;

•	Consolidated per-barrel netbacks increase three percent in 2007 and seven percent in 2008; and

•	Consolidated per-barrel operating costs decrease five percent in 2007 and over 11 percent in 2008, based on operating costs below $5.00 per boe at Dixonville.

This proposed acquisition is expected to close by the end of June, 2007.

In continuing operations, COGP had a very successful first winter drilling season in Northwest Alberta, adding approximately 1,000 boed of production. Prior to the proposed Capitol acquisition, we expect COGP production to average 22,000 to 24,000 boed in 2007. Operating costs are expected to remain fairly consistent with today’s costs.

USOGP will continue to move the thermal project at Orcutt forward. With encouraging test results and completion of the regulatory process, initial production is expected to begin in late 2007. Full production of 1,500 to 1,800 bpd is expected by 2009.

BBEP completed its first acquisition as a MLP with the acquisition of oil assets in the West Permian basin in West Texas. The MLP will continue to look for high quality, long-life assets to add to the portfolio. Provident anticipates that production will average 8,000 to 8,500 boed in 2007 for the USOGP segment.

The Midstream business is cyclical, with stronger demand for NGLs in the winter months than in the summer. In typical years, EBITDA declines considerably in the second quarter compared to the first quarter. As the winter season comes to an end and the demand for heating fuels decline, inventories that have been depleted will begin to be replenished. First quarter 2007 had very strong demand, and inventories across North American were drawn down to levels lower than the same period in 2006.

Provident’s Board of Directors has approved an increase to the 2007 capital budget from $170 million to $180 million. The COGP capital budget will increase from $72 million to $88 million. The USOGP capital budget will increase from $53 million to $64 million, and the Midstream capital budget will change from $42 million to $22 million. Capital allocated for corporate purposes will be $6 million for 2007. These figures exclude additional capital spending for the proposed Capitol Energy acquisition, as well as the expected $23 million in one-time net expenditures in 2007 and 2008 related to the move of Provident’s head office to a new building in Calgary.

COGP segment review

Crude oil and liquids price

The following prices are net of transportation expense.
COGP	Three months ended March 31,
($ per bbl)	2007	2006	% Change

Oil per barrel
WTI (US$)	$58.16	$63.48	(8)
Exchange rate (from US$ to Cdn$)	$1.17	$1.15	2
WTI expressed in Cdn$	$68.14	$73.00	(7)

Realized pricing before financial derivative instruments
Light/Medium oil	$55.53	$50.91	9
Heavy oil	$34.69	$22.87	52
Natural gas liquids	$49.02	$53.89	(9)
Crude oil and natural gas liquids	$50.90	$45.10	13

In the first quarter of 2007 COGP’s realized oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by 13 percent to $50.90 per barrel compared to $45.10 in the first quarter of 2006. The 2007 increase was a result of increased light/medium oil production compared to overall liquids product mix, narrower differentials on heavy oil pricing relative to WTI, and a favourable exchange rate partially offset by lower US$ WTI crude oil price. Quarter over quarter, COGP reduced its volume of conventional heavy oil as a percentage of total mix from 10 percent in 2006 to seven percent in 2007. This is the result of the successful drilling programs targeting natural gas and light/medium oil and natural production declines in Provident’s heavy oil areas.

Natural gas price

The following prices are net of transportation expense.

COGP	Three months ended March 31,
($ per mcf)	2007	2006	% Change

AECO monthly index (Cdn$ per mcf)	$7.40	$9.30	(20)
Corporate natural gas price per mcf before financial derivative instruments (Cdn$)	$7.48	$7.98	(6)

COGP’s first quarter 2007 realized natural gas price, before financial derivative instruments, decreased six percent as compared to the first quarter of 2006, less than the decrease in the benchmark AECO index price of 20 percent. Provident markets to aggregators and can sell to the market on daily and monthly indices, receiving prices which are based on the heat content of the natural gas. Provident’s realized prices and changes in prices will therefore differ from benchmark indices.

Production

	Three months ended March 31,
COGP
	2007	2006	% Change
Daily production
Crude oil - Light/Medium (bpd)	6,428	7,302	(12)
- Heavy (bpd)	1,669	2,506	(33)
Natural gas liquids (bpd)	1,422	1,505	(6)
Natural gas (mcfd)	88,928	75,840	17
Oil equivalent (boed) (1)	24,340	23,953	2
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production increased two percent to 24,340 boed during the first quarter of 2007 as compared to 23,953 boed in 2006. The increase in natural gas production was primarily due to the acquisition of the Rainbow assets on August 31, 2006. As well, continued successful drilling programs resulted in a lower decline of 12 percent in light/medium oil, compared with 17 percent between the first quarter of 2005 and the first quarter of 2006.

Provident’s COGP production summarized by core areas is as follows:

COGP
Three months ended March 31, 2007	West Central Alberta	Southern Alberta	Northwest Alberta	Southeast Saskatchewan	Southwest Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	995	2,050	189	1,641	317	1,232	4	6,428
- Heavy (bpd)	-	-	-	-	-	1,669	-	1,669
Natural gas liquids (bpd)	1,090	128	179	-	-	25	-	1,422
Natural gas (mcfd)	30,089	22,690	25,327	159	9,253	1,405	5	88,928
Oil equivalent (boed) (1)	7,100	5,960	4,589	1,667	1,859	3,160	5	24,340

COGP
Three months ended March 31, 2006	West Central Alberta	Southern Alberta	Northwest Alberta	Southeast Saskatchewan	Southwest Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,226	2,424	-	1,796	321	1,471	64	7,302
- Heavy (bpd)	-	-	-	-	-	2,506	-	2,506
Natural gas liquids (bpd)	1,433	53	-	-	-	19	-	1,505
Natural gas (mcfd)	37,445	24,400	-	171	12,204	1,413	207	75,840
Oil equivalent (boed) (1)	8,900	6,544	-	1,824	2,355	4,231	99	23,953
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Internal development activities during the first quarter of 2007 included 40.0 net wells drilled with a 98 percent drilling success rate as Provident continued with its winter drilling program in Northwest Alberta and Southwest Saskatchewan from the fourth quarter of 2006. In Provident’s most active area, Northwest Alberta, 21.2 net wells were drilled, which included an additional 8.0 net wells as favourable winter weather allowed for better execution of the winter drilling program. 14.0 net wells were drilled in Southern Saskatchewan continuing the shallow gas drilling development program. The majority of the first quarter wells are forecast to be on production by the third quarter of 2007. The first quarter drilling program results have exceeded internal estimates in Northwest Alberta and are in line with internal expectations in Southwest Saskatchewan. Provident also remains active in the other areas. In Lloydminster, Provident drilled 2.4 net low risk heavy oil wells and in Southern Alberta, Provident is actively drilling shallow gas wells. In West Central Alberta, Provident continues with its strategy of farming out high risk exploration land to enhance cash flow. The production in West Central Alberta has historically required relatively less capital to manage its decline.

Revenue and royalties

COGP	Three months ended March 31,
($ 000s except per boe and mcf data)	2007	2006	% Change

Oil

Revenue	$37,336	$38,620	(3)

Realized gain (loss) on financial derivative instruments	13	(864)	-
Royalties (net of ARTC)	(7,112)	(7,169)	(1)
Net revenue	$30,237	$30,587	(1)
Net revenue (per barrel)	$41.49	$34.65	20
Royalties as a percentage of revenue	19.0%	18.6%

Natural gas

Revenue	$59,880	$54,445	10

Realized loss on financial derivative instruments	(858)	(1,072)	(20)
Royalties (net of ARTC)	(10,867)	(12,299)	(12)
Net revenue	$48,155	$41,074	17
Net revenue (per mcf)	$6.02	$6.02	-
Royalties as a percentage of revenue	18.1%	22.6%

Natural gas liquids

Revenue	$6,273	$7,300	(14)
Royalties	(1,706)	(1,723)	(1)
Net revenue	$4,567	$5,577	(18)
Net revenue (per barrel)	$35.69	$41.17	(13)
Royalties as a percentage of revenue	27.2%	23.6%

Total

Revenue	$103,489	$100,365	3

Realized loss on financial derivative instruments	(845)	(1,936)	(56)
Royalties (net of ARTC)	(19,685)	(21,191)	(7)
Net revenue	$82,959	$77,238	7
Net revenue (per boe)	$37.87	$35.83	6
Royalties as a percentage of revenue	19.0	21.1%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

Quarter over quarter, 2007 COGP net revenue per boe was $37.87, a six percent increase from $35.83 in 2006. The increase reflects COGP’s higher realized crude oil price, lower realized loss on financial derivative instruments and lower royalties as a percentage of revenue, partially offset by a decrease in the natural gas liquids prices. Total revenue increased by three percent as a result of increased natural gas production from the acquisition of Rainbow assets on August 31, 2006, offset by a decrease in realized natural gas price. Royalties, which are price sensitive and affected by production levels, decreased as a percentage of revenue to 19.0 percent in the first quarter of 2007 from 21.1 percent for the comparable quarter in 2006 due to the addition of Northwest Alberta gas production and lower gas production in COGP’s other core areas.

Production expenses

COGP	Three months ended March 31,
($ 000s, except per boe data)	2007	2006	% Change

Production expenses	$26,261	$23,282	13
Production expenses (per boe)	$11.99	$10.80	11

First quarter 2007 production expenses increased 13 percent to $26.3 million from $23.3 million in the comparable 2006 quarter reflecting the two precent increase in production volumes and higher per boe operating expenses that incorporate increased costs associated with higher commodity prices and increased demand for services in the sector. On a boe basis, production expenses have risen to $11.99 per boe, an 11 percent increase compared to $10.80 per boe in the comparable 2006 quarter with increases in a number of cost categories including well servicing, maintenance, fluid hauling, and power and fuel.

Operating netback

COGP	Three months ended March 31,
($ per boe)	2007	2006	% Change
Netback per boe
Gross production revenue	$47.24	$46.56	1
Royalties (net of ARTC)	(8.99)	(9.83)	(9)
Operating costs	(11.99)	(10.80)	11
Field operating netback	26.26	25.93	1
Realized loss on financial derivative instruments	(0.38)	(0.90)	(58)
Operating netback after realized financial derivative instruments	$25.88	$25.03	3

COGP operating netbacks have transportation expense netted against gross production revenue.

First quarter 2007 field operating netback of $26.26 per boe was one percent above the $25.93 per boe in the comparable quarter in 2006. This was due to higher realized light/medium crude oil prices, narrower differentials and lower royalties, offset by lower natural gas prices, a shift in Provident’s production mix to include a greater weighting towards natural gas, and increased operating costs. Operating netbacks after realized financial derivative instruments increased by three percent to $25.88 per boe from $25.03 per boe for the quarter, reflecting a 58 percent decrease in the first quarter 2007 realized loss on financial derivative instruments of $0.38 per boe compared to $0.90 in the comparable quarter in 2006.

General and administrative

COGP	Three months ended March 31,

($ 000s, except per boe data)	2007	2006	% Change

Cash general and administrative	$7,237	$6,418	13
Non-cash unit based compensation	986	447	121
	$8,223	$6,865	20

Cash general and administrative (per boe)	$3.30	$2.98	11

First quarter 2007 COGP cash general and administrative expenses increased 13 percent to $7.2 million compared to $6.4 million in the first quarter of 2006. On a boe basis, cash general and administrative expenses increased 11 percent to $3.30 per boe in 2007 compared to the $2.98 per boe in the first quarter of 2006. The increase in cash general and administrative expenses reflects additional costs associated with a competitive landscape affecting the cost of hiring and compensating employees and consultants as well as increases in rent, insurance and ongoing compliance and reporting costs, including costs related to the U.S. Sarbanes-Oxley Act.

Non-cash unit based compensation increased 121 percent to $1.0 million in the first quarter of 2007 from $0.4 million in the first quarter of 2006. The increase reflects increased employee incentive costs due to an additional annual award in 2007 and the total return performance of the Trust as measured against an industry peer group.

Capital expenditures

COGP	Three months ended March 31,
($ 000s)	2007	2006

Capital expenditures - by area
West central Alberta	$2,716	$2,899
Southern Alberta	3,518	5,655
Northwest Alberta	21,893	-
Southeast Saskatchewan	422	197
Southwest Saskatchewan	8,040	14,134
Lloydminster	972	1,531
Office and other	827	209
Total additions	$38,388	$24,625

Capital expenditures - by category
Geological, geophysical and land	$784	$311
Drilling, recompletions, and workovers	33,463	21,399
Facilities and equipment	3,258	2,392
Other capital	883	523
Total additions	$38,388	$24,625

Property acquisitions, net	$8,681	$1,395

In the first quarter of 2007, Provident’s COGP business unit spent $33.5 million relating to drilling and recompletion activities, drilling 40.0 net wells resulting in 98 percent success. Northwest Alberta expenditures of $21.9 million were primarily on completing the winter drilling program reflecting better than anticipated execution of the program resulting from favourable winter weather. Southern Saskatchewan expenditures of $8.5 million were mainly on the shallow gas drilling program continued from the fourth quarter of 2006. Southern Alberta expenditures of $3.5 million in the first quarter of 2007 consisted primarily of $3.1 million on tie-ins from the drilling program in the fourth quarter of 2006 and additional drilling activities and recompletions, $0.2 million on facility upgrades and $0.2 million on land and seismic activities. West Central Alberta expenditures of $2.7 million in the first quarter of 2007 mainly consisted of $2.0 million on non-operated drilling and $0.6 million on facility work. In West Central Alberta Provident continues to farm out its high risk exploration land which reduces the capital required to maintain its production declines. Lloydminster expenditures of $1.0 million in the first quarter of 2007 focused on 2.4 net wells drilled and completion costs from the drilling activities in the fourth quarter of 2006.

Property acquisitions of $8.7 million in the first quarter of 2007 include additional working interests in Northwest Alberta.

Depletion, depreciation and accretion (DD&A)

COGP	Three months ended March 31,
($ 000s, except per boe data)	2007	2006	% Change

DD&A	$55,298	$34,649	60
DD&A (per boe)	$25.24	$16.07	57

The COGP DD&A rate of $25.24 per boe for the first quarter of 2007 increased by 57 percent compared to $16.07 per boe for the first quarter of 2006. The increase was primarily as a result of the Rainbow asset acquisition. Additions to property, plant and equipment of $660.4 million for the acquisition included $185.7 million due to the recording of future income taxes. This, combined with higher net per boe reserve acquisition costs, resulted in increased per boe DD&A.

In the first quarter 2007 accretion expense associated with asset retirement obligations was $0.6 million compared to $0.4 million in the comparable period of 2006.

USOGP segment review

The USOGP business unit incorporates activities from certain Provident subsidiaries comprising an oil and gas production organization based in Los Angeles, California.

In 2006, Provident, through its USOGP subsidiaries, completed its initial public offering (“IPO”) of 6.9 million units at U.S. $18.50 per unit of BreitBurn Energy Partners, L.P. (the “MLP”). This master limited partnership (NASDAQ-BBEP) is a U.S. public, tax flow-through entity similar to Canadian royalty and income trusts such as Provident. Selected producing assets in the Los Angeles basin in California and in Wyoming were transferred to the MLP. The MLP operates approximately two-thirds of total USOGP production and approximately one-half of USOGP reserves. The previously existing subsidiary (“BreitBurn”) continues to operate some Los Angeles basin assets at West Pico and the Orcutt field (which is the site of a steam-assisted diatomite pilot project). At March 31, 2007 the Trust indirectly owns approximately 66 percent of the MLP and 96 percent of BreitBurn. The MLP and BreitBurn continue to be managed by the management team which operated the USOGP business unit prior to the IPO. The USOGP segment includes the consolidated results of the MLP and BreitBurn. Non-controlling interests include the public ownership in the MLP, the ownership interests of the managers in the MLP and BreitBurn, as well as third party investment in USOGP’s land development project which commenced in 2006.

Crude oil, natural gas liquids and natural gas pricing

The following prices are net of transportation expenses.

USOGP	Three months ended March 31,
	2007	2006	% Change

Realized pricing before financial derivative instruments
Light/medium oil and natural gas liquids (Cdn$ per bbl)	$59.00	$59.00	-
Natural Gas (Cdn $ per mcf)	$7.34	$8.72	(16)

Realized pricing of light/medium oil and natural gas liquids was flat in the first quarter of 2007 when compared to the first quarter of 2006. The majority of USOGP oil production is light, sweet crude that attracts smaller differentials to benchmark prices relative to heavier blends. Realized natural gas pricing before financial derivative instruments was down 16 percent in the first quarter of 2007 when compared to the first quarter of 2006. The decrease is primarily associated with decreases in the indexes upon which USOGP natural gas sales are based.

Production

	Three months ended March 31,
USOGP	2007	2006	% Change

Daily production - by product
Crude oil - Light/Medium (bpd)	7,643	7,239	6
Natural gas liquids (bpd)	23	22	5
Natural gas (mcfd)	2,504	2,434	3
Oil equivalent (boed) (1)	8,083	7,667	5
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

	Three months ended March 31,
USOGP	2007	2006	% Change

Daily Production - by area (boed) (1)
Los Angeles	3,744	4,031	(7)
Santa Maria - Orcutt	1,512	1,406	8
Wyoming	2,444	2,230	10
Texas	383	-	-
	8,083	7,667	5
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

USOGP production increased 416 boe per day or five percent in the first quarter of 2007 when compared to the first quarter of 2006. The increase is primarily attributable to the Lazy JL Field acquisition in the Permian Basin of West Texas. This acquisition, announced in January 2007, added 383 boe per day in the first quarter of 2007.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($0.2 million in the first quarter of 2007 and $0.2 million in the first quarter of 2006) on behalf of third parties.

USOGP	Three months ended March 31,
($ 000s, except per boe and mcf amounts)	2007		2006	% Change

Oil
Revenue		$40,331	$38,365	5
Realized gain (loss) on financial derivative instruments		3,429	(979)	-
Royalties		(4,322)	(3,708)	17
Net revenue		$39,438	$33,678	17
Net revenue (per bbl)		$57.33	$51.69	11
Royalties as a percentage of revenue		10.7%	9.7%

Natural gas
Revenue		$1,655	$1,911	(13)
Royalties		(220)	(249)	(12)
Net revenue		$1,435	$1,662	(14)
Net revenue (per mcf)		$6.37	$7.59	(16)
Royalties as a percentage of revenue		13.3%	13.0%

Natural gas liquids
Revenue		$79	$111	(29)
Royalties		(7)	(2)	250
Net revenue		$72	$109	(34)
Net revenue (per bbl)		$35.54	$53.95	(34)
Royalties as a percentage of revenue		8.3%	1.8%

Total
Revenue		$42,065	$40,387	4
Realized gain (loss) on financial derivative instruments		3,429	(979)	-
Royalties		(4,549)	(3,959)	15
Net revenue		$40,945	$35,449	16
Net revenue (per boe)		$56.28	$51.37	10
Royalties as a percentage of revenue		10.8%	9.8%

Royalty rates in the U.S. are significantly lower than in Canada.

Revenue for the quarter ended March 31, 2007 was $42.1 million or four percent higher than the quarter ended March 31, 2006. The increase is primarily attributable to a five percent increase in production in the first quarter of 2007 as compared to the first quarter of 2006. Net revenue is $40.9 million or 16 percent higher than the $35.4 million of net revenue in the first quarter 2006. Increases in net revenue are primarily attributable to realized gains on financial derivative instruments in the first quarter of 2007. Royalties as a percentage of revenue are up slightly as royalties in Wyoming and Texas properties are slightly higher than those incurred in Southern California operations. Revenue from Wyoming and Texas operations makes up a higher proportion of first quarter 2007 revenue than in the first quarter of 2006.

Production expenses

USOGP	Three months ended March 31,
($ 000s, except per boe amounts)	2007	2006	% Change
Production expenses	$16,639	$11,337	47
Production expenses (per boe)	$22.87	$16.43	39

Production expenses were $22.87 per boe in the first quarter of 2007, up $6.44 per boe or 39 percent from the first quarter of 2006. This change reflects both the increase in utilities and other costs and services driven by the high commodity price environment as well as higher operating cost crude oil wells that were returned to production to take advantage of high crude oil prices.

Operating netback

USOGP	Three months ended March 31,
($ per boe)	2007	2006		% Change
USOGP oil equivalent netback per boe
Gross production revenue	$57.82		$58.53	(1)
Royalties	(6.25)		(5.74)	9
Operating costs	(22.87)		(16.43)	39
Field Operating Netback	$28.70		$36.36	(21)

Realized gain (loss) on financial derivative instruments	4.71		(1.42)	-
Operating netback after realized financial derivative instruments	$33.41		$34.94	(4)

The first quarter 2007 field operating netback of $28.70 per boe was 21 percent below the $36.36 per boe in the comparable quarter of 2006. The reduction reflects lower realized natural gas prices and increased operating costs. The first quarter 2007 operating netback after realized financial derivative instruments of $33.41 per boe is four percent lower than the $34.94 per boe for the first quarter of 2006 reflecting the preceding factors offset by realized gains on financial derivative instruments.

General and administrative

USOGP	Three months ended March 31,
($ 000s, except per boe amounts)	2007	2006	% Change
Cash general and administrative	$19,490	$7,642	155
Non-cash unit based compensation	(6,073)	(1,655)	267
	$13,417	$5,987	124

Cash general and administrative (per boe)	$26.79	$11.07	142

Cash general and administrative expenses in the first quarter 2007 of $19.5 million or $26.79 per boe is 142 percent higher than the first quarter of 2006. First quarter 2007 cash general and administrative expense includes $12.3 million or $16.91 per boe (2006 - $3.8 million or $5.52 per boe) related to payments associated with unit based compensation. The expense was accrued in 2006 as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in the first quarter of 2007, when the payments were made. Excluding this payment, cash general and administrative expenses were $7.2 million or $9.88 per boe in the first quarter of 2007 compared to $3.8 million or $5.55 per boe in the first quarter of 2006. The increase is due to increased costs associated with compliance (including costs associated with the implementation of procedures and documentation for the MLP to be in compliance with the U.S. Sarbanes-Oxley Act), and increased staffing levels upon establishment of the public MLP in 2006.

Non-cash unit based compensation expense was a recovery of $6.1 million in the first quarter of 2007 compared to a recovery of $1.7 million in the first quarter of 2006. First quarter 2007 cash payments related to unit based compensation were $12.3 million compared to $3.8 million in the first quarter of 2006. Payment of unit based compensation is recorded as cash general and administrative expense with an offsetting reduction in non-cash unit based compensation. Excluding this payment, non-cash unit based compensation was $6.2 million in the first quarter of 2007 (2006 - $2.1 million). The increase in incentive plan costs is primarily driven by the fourth quarter 2006 initial public offering of the MLP, the associated increase in staffing levels and the market performance of the MLP units during the quarter.

Capital expenditures

USOGP	Three months ended March 31,
($ 000s)	2007	2006

Capital expenditures - by category
Geological, geophysical and land	$2,519	$-
Drilling, recompletions, and workovers	6,944	11,475
Facilities and equipment	3,977	2,901
Other capital	124	285
Total additions	$13,564	$14,661

Capital expenditures - by area (boed)
Los Angeles	$2,346	$4,510
Santa Maria - Orcutt	8,117	3,037
Wyoming	1,162	6,823
Other capital	1,939	291
	13,564	14,661

Property acquisitions, net	$35,321	$-

USOGP capital expenditures for the first quarter of 2007 totaled $13.6 million. $10.3 million of the capital expenditures were directed at drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. At the Wyoming fields, $1.2 million was directed at optimization projects with a further $0.2 million directed at optimization projects at smaller fields and office equipment. A significant portion of optimization capital was directed at improvements to infrastructure aimed at reducing future operating expenses. In addition, optimization capital continues to incorporate returning previously uneconomic wells to production to take advantage of high oil prices. A further $1.9 million was for the real estate development project at Orcutt.

In the first quarter of 2007, USOGP completed property acquisitions of $35.3 million. $34.2 million represents the acquisition of the Lazy JL Field in the Permian Basin of West Texas. An additional $1.1 million was directed at acquiring additional wells in the Santa Fe Springs Field in Los Angeles.

Depletion, depreciation and accretion (DD&A)

USOGP	Three months ended March 31,
($ 000s, except per boe amounts)	2007	2006	% Change

DD&A	$7,088	$7,466	(5)
DD&A (per boe)	$9.74	$10.82	(10)

The USOGP’s DD&A rate is low due to the long-lived nature of the assets. On a per boe basis the DD&A rate is down $1.08 or 10 percent in the first quarter of 2007 when compared to the first quarter of 2006. The change reflects 2006 capital expenditures as well as changes in reserves.

Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers. The Provident Midstream segment contains three business lines:
a)	Empress East
b)	Redwater West
c)	Commercial Services

Midstream business unit results can be summarized as follows:

	Three months ended March 31,
($ 000s)	2007	2006

Empress East Margin	$31,266	$23,058
Redwater West Margin	27,610	3,369
Commercial Services Margin	13,122	9,841
Gross operating margin	71,998	36,268
Cash general and administrative expenses and other	(6,968)	(4,933)
Realized (loss) gain on financial derivative instruments	(2,089)	1,478
Midstream EBITDA	$62,941	$32,813

a.	The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States. The margin in this business is determined by the “frac spread ratio”, which is the ratio between crude oil prices and natural gas prices. The higher the ratio, the better this business line will perform. There has also, however, historically been a differential between propane, butane and condensate prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes. In the first quarter of 2007, the margin for this business line was $31.3 million (2006 - $23.1 million). The increase in margin results primarily from a nine percent increase in selling prices in the first quarter of 2007, compared with the same period in 2006. The higher per unit margins were partially offset by a 22 percent reduction in propane plus sales volumes, reflecting lower opening inventory volumes in 2007, compared with 2006. The lower inventory in 2007 is due to increased summer sales of NGLs in 2006. Also, the 2006 results include the impact of a $5.2 million repayment incurred under the fractionation spread support program.

b.	The Redwater West business line:

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Because the feedstock for this business line is NGL mix rather than natural gas, the frac spread ratio does not have a significant impact on margin. Additional income also comes from a long-term NGL purchase agreement from Taylor Gas Liquids for its share of the production at the Younger plant.  In the first quarter of 2007, the margin for this business line was $27.6 million (2006 - $3.4 million). The increase in margin is primarily due to a six percent increase in propane plus prices, combined with a 10 percent increase in volumes.

c.	The Commercial Services business line:

The Commercial Services business line generates income from stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line. In the first quarter of 2007, the margin for this business line was $13.1 million (2006 - $9.8 million). The improvement over the first quarter of 2006 reflects the benefit of the June 2006 commissioning of the condensate rail off-loading terminal.

Cash general and administrative expenses and other were $7.0 million for the first quarter 2007 (2006 - $5.0 million). Cash general and administrative costs in 2007 include $0.8 million higher payments associated with unit-based compensation. The expenses were accrued in 2006 as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in the first quarter of 2007.

In addition, Provident paid $2.1 million in the first quarter 2007 (2006 - received $1.5 million) on Midstream margin stabilization hedging activities.

Operations - Midstream NGL sales volumes

Midstream sold 125,033 bpd in the first quarter of 2007, compared with 130,735 bpd in the first quarter of 2006. The four percent decrease in sales volumes reflects lower opening inventory volumes at Empress East, partially offset by increased sales at Redwater West.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and cash flow from operations

First quarter 2007 EBITDA of $62.9 million increased $30.1 million or 92 percent from $32.8 million in the first quarter of 2006. Cash flow for the first quarter of 2007 was $49.5 million, an increase of $23.4 million or 90 percent above the $26.1 million for the first quarter 2006. The increase in both EBITDA and cash flow was largely driven by the higher propane plus prices in the first three months of 2007 that resulted in improved product margins and also reflects an increase in Commercial Services margin mainly due to increased revenue associated with the condensate rail off-loading terminal.

Management uses EBITDA to analyze the operating performance of the Midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Fractionation spread support program

As part of the December 2005 Midstream NGL Acquisition, the vendor agreed to provide a near-term fractionation spread support program. The program provides Provident with up to $75 million of support in 2006 and up to October 31, 2007 if the fractionation spread ratio is below historic levels. This program is intended to ensure that Provident achieves the long-term average fractionation spread ratio that the NGL business has attained historically. In certain circumstances, the vendor will have the ability to recover the amounts provided under the support program until October 31, 2008, if the fractionation spread ratio exceeds historic levels. Provident’s long term risk management strategy is focused on locking in fractionation spread margins, with the objective of stabilizing cash flow over the longer term.

There was no activity under this agreement in the first quarter of 2007 or the last three quarters of 2006. In the first quarter of 2006, there was a repayment of $5.2 million that was received in the fourth quarter of 2005.

Capital expenditures

Midstream capital expenditures for the first quarter of 2007 totaled $0.4 million, relating to sustaining capital requirements.

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2007
January 22, 2007	February 15, 2007	$0.12	0.10
February 28, 2007	March 15, 2007	0.12	0.10
March 22, 2007	April 13, 2007	0.12	0.11
Q1 2007 Cash Distributions paid as declared		$0.36	0.31
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared – March 2001 – December 2001		2.54	1.64
Inception to March 31, 2007 – Distributions paid as declared		$11.31	8.27
*Exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes, 2006 distributions were determined to be 93.2 percent taxable and 6.8 percent a tax deferred return of capital in the hands of Canadian unitholders. Distributions received by U.S. resident unitholders in 2006 were classified as 97.7 percent qualified dividend and 2.3 percent tax deferred return of capital. In both Canada and the U.S., the tax-deferred portion would usually be treated as an adjustment to the cost base of the units. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Proposed taxation of trust distributions

In the federal budget of March 19, 2007, the Canadian government reaffirmed its intention to introduce a tax on income trust distributions to commence in 2011. This intention was originally announced on October 31, 2006. If the legislation becomes substantively enacted, Provident will record the effect on future income taxes. This effect is expected to be material.

Provident continues to be an active member of the various lobby groups involved in educating the government on the benefits of the energy trust sector. Unitholders are encouraged to contact the government to voice their concern and opposition to this tax initiative. As well, Provident will continue to evaluate strategic opportunities that may arise as the energy sector adjusts to the planned tax changes.

Foreign ownership

As at March 31, 2007, based on information received from the transfer agent and financial intermediaries, an estimated 85 percent of Provident’s outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Change in accounting policies

Financial instruments and comprehensive income

Effective January 1, 2007, Provident adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) related to the new financial instruments accounting framework, which encompasses the following new CICA Handbook sections: 3855 Financial Instruments - Recognition and Measurement, 1530 Comprehensive income, and 3861 Financial Instruments - Disclosure and Presentation. The CICA Handbook section 3865 Hedges is effective January 1, 2007, however, Provident has elected not to apply hedge accounting, consistent with prior periods.

These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income (“AOCI”). In accordance with the transitional provisions of all of the new sections, the comparative interim consolidated financial statements have not been restated, except that the “Cumulative translation adjustment” has been reclassified to “Accumulated other comprehensive income”.

Under these new standards, all financial instruments, including derivatives, are recognized on the Trust’s Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Investments are measured at fair value, with reference to published price quotations, and unrealized gains and losses are reported in AOCI. The Trust’s other financial instruments (accounts receivable, accounts payable, and long-term debt) are measured at amortized cost using the effective interest rate method. Transaction costs are included with the associated financial instrument and amortized accordingly.

Several adjustments in the Trust’s consolidated financial statements were required upon transition to the new financial instruments framework, which were the following:

Long-term debt and deferred financing charges

Prior to the adoption of the new standards, financing charges related to long-term debt were included in “Deferred financing charges” on the Trust’s Consolidated Balance Sheet, and recognized in net income over the life of the debt.

Under the transitional provisions of Handbook section 3855 Financial Instruments - Recognition and Measurement, the Trust’s long-term debt - revolving credit facilities is now recorded at amortized cost using the effective interest rate method. The related financing charges have been included in the cost of the long-term debt. As a result of these changes, “Deferred financing charges” of $3.0 million, and prepaid interest of $8.5 million, which were previously recorded as assets of the Trust, were reclassified to “Long-term debt - revolving credit facilities” on the Consolidated Balance Sheet. The accounting treatment for “Long-term debt - convertible debentures” is the same as in prior periods, except that related deferred financing charges are now included in the carrying amount. Deferred financing charges of $9.4 million were reclassified to “Long-term debt - convertible debentures” on the Consolidated Balance Sheet.

Statement of comprehensive income

The interim consolidated financial statements now include a new Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income. Other comprehensive income includes foreign currency translation adjustments relating to self-sustaining foreign operations and unrealized gains and losses on available-for-sale investments, net of the related future income tax on those items.

Business risks

The trust industry is subject to risks that can affect the amount of cash flow available for distribution to unitholders, and the ability to grow. These risks include but are not limited to:

•	capital markets risk and the ability to finance future growth; and

•	the impact of Canadian governmental regulation on Provident, including the effect of proposed taxation of trust distributions.

The oil and natural gas industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;

•	government and regulatory risk in respect of royalty and income tax regimes;

•	operational risks that may affect the quality and recoverability of reserves;

•	geological risk associated with accessing and recovering new quantities of reserves;

•	transportation risk in respect of the ability to transport oil and natural gas to market;

•	marketability of oil and natural gas;

•	the ability to attract and retain employees; and

•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;

•	regulatory intervention in determining processing fees and tariffs; and

•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a low cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the three months ended March 31, 2007 on both the Toronto Stock Exchange and the New York Stock Exchange:

Q1
TSE – PVE.UN (Cdn$)
High	$13.02
Low	$11.63
Close	$12.50
Volume (000s)	16,531
NYSE – PVX (US$)
High	$11.24
Low	$9.97
Close	$10.81
Volume (000s)	18,916

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2007
First
Quarter
Financial - consolidated
Revenue	$587,675
Cash flow	$97,128
Net income	$50,306
Net income per unit - basic and diluted	$0.24
Unitholder distributions	$76,271
Distributions per unit	$0.36

Oil and gas production
Cash revenue	$125,777
Earnings before interest, DD&A, taxes and other non-cash items	$54,736
Cash flow	$47,636
Net income (loss)	$(8,745)

Midstream services and marketing
Cash revenue	$453,272
Earnings before interest, DD&A, taxes	$62,941
and other non-cash items
Cash flow	$49,492
Net income	$59,051

Operating
Oil and gas production
Light/medium oil (bpd)	14,071
Heavy oil (bpd)	1,669
Natural gas liquids (bpd)	1,444
Natural gas (mcfd)	91,432
Oil equivalent (boed)	32,423

Average selling price net of transportation expense (Cdn$)
Light/medium oil per bbl	$57.21
(before realized financial derivative instruments)
Light/medium oil per bbl	$59.93
(including realized financial derivative instruments)
Heavy oil per bbl	$34.69
(before realized financial derivative instruments)
Heavy oil per bbl	$34.69
(including realized financial derivative instruments)
Natural gas liquids per barrel	$48.86
Natural gas per mcf	$7.48
(before realized financial derivative instruments)
Natural gas per mcf	$7.37
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	125,033

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2006
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$553,706	$424,439	$661,022	$548,086	$2,187,253
Cash flow	$78,906	$110,990	$120,089	$122,679	$432,664
Net income (loss)	$24,200	$21,371	$120,850	$(25,501)	$140,920
Net income (loss) per unit - basic	$0.13	$0.11	$0.61	$(0.12)	$0.72
Net income (loss) per unit - diluted	$0.13	$0.11	$0.58	$(0.12)	$0.72
Unitholder distributions	$68,350	$68,572	$70,970	$75,573	$283,465
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$114,020	$125,744	$116,682	$125,135	$481,581
Earnings before interest, DD&A, taxes and other non-cash items	$64,313	$77,698	$67,750	$66,497	$276,258

Cash flow	$52,813	$71,867	$61,471	$62,147	$248,298
Net income (loss)	$36,484	$25,980	$38,117	$(14,530)	$86,051

Midstream services and marketing
Cash revenue	$474,515	$367,624	$459,603	$447,244	$1,748,986
Earnings before interest, DD&A, taxes	$32,813	$46,438	$65,958	$74,422	$219,631
and other non-cash items
Cash flow	$26,093	$39,123	$58,618	$60,532	$184,366
Net income (loss)	$(12,284)	$(4,609)	$82,733	$(10,971)	$54,869

Operating
Oil and gas production
Light/medium oil (bpd)	14,541	13,923	13,955	13,899	14,114
Heavy oil (bpd)	2,506	2,011	2,004	1,838	2,057
Natural gas liquids (bpd)	1,527	1,475	1,326	1,345	1,419
Natural gas (mcfd)	78,274	80,084	80,991	100,029	84,891
Oil equivalent (boed)	31,620	30,756	30,784	33,753	31,739

Average selling price net of transportation expense (Cdn$)
Light/medium oil per bbl	$54.80	$69.76	$62.95	$54.59	$60.32
(before realized financial derivative instruments)
Light/medium oil per bbl	$53.40	$68.00	$60.72	$55.56	$59.22
(including realized financial derivative instruments)
Heavy oil per bbl	$22.87	$50.42	$48.15	$25.82	$36.80
(before realized financial derivative instruments)
Heavy oil per bbl	$22.82	$50.42	$48.15	$25.82	$36.78
(including realized financial derivative instruments)
Natural gas liquids per barrel	$53.91	$54.20	$52.03	$47.49	$51.98
Natural gas per mcf	$8.00	$6.10	$5.88	$6.71	$6.66
(before realized financial derivative instruments)
Natural gas per mcf	$7.85	$6.41	$6.24	$7.12	$6.91
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	130,735	100,284	114,839	112,853	114,629

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2005
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$322,023	$300,504	$295,060	$442,687	$1,360,274
Cash flow	$64,137	$64,435	$86,318	$96,298	$311,188
Net income (loss)	$(2,783)	$26,822	$18,386	$54,501	$96,926
Net income (loss) per unit - basic and diluted	$(0.02)	$0.17	$0.11	$0.32	$0.61
Unitholder distributions	$51,734	$57,001	$59,333	$62,646	$230,714
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$100,447	$104,478	$124,073	$117,710	$446,708
Earnings before interest, DD&A, taxes and other non-cash items	$59,262	$63,584	$81,670	$73,976	$278,492
Cash flow	$48,937	$53,868	$74,139	$68,006	$244,950
Net income (loss)	$(15,046)	$14,681	$10,702	$30,437	$40,774

Midstream services and marketing
Cash revenue	$245,338	$186,635	$180,875	$293,034	$905,882
Earnings before interest, DD&A, taxes	$16,380	$11,765	$12,978	$29,566	$70,689
and other non-cash items
Cash flow	$15,200	$10,567	$12,179	$28,292	$66,238
Net income	$12,263	$12,141	$7,684	$24,064	$56,152

Operating
Oil and gas production
Light/medium oil (bpd)	14,388	15,891	15,583	14,051	14,979
Heavy oil (bpd)	5,547	4,644	4,075	3,195	4,358
Natural gas liquids (bpd)	1,756	1,454	1,523	1,653	1,596
Natural gas (mcfd)	80,466	79,126	75,523	73,363	77,095
Oil equivalent (boed)	35,102	35,177	33,768	31,126	33,782

Average selling price net of transportation expense (Cdn$)
Light/medium oil per bbl	$49.32	$51.20	$62.95	$55.31	$54.69
(before realized financial derivative instruments)
Light/medium oil per bbl	$40.93	$42.18	$49.82	$42.52	$43.90
(including realized financial derivative instruments)
Heavy oil per bbl	$25.85	$26.03	$46.74	$28.62	$31.33
(before realized financial derivative instruments)
Heavy oil per bbl	$25.78	$26.03	$46.74	$28.62	$31.31
(including realized financial derivative instruments)
Natural gas liquids per barrel	$45.30	$47.75	$54.27	$49.44	$49.09
Natural gas per mcf	$6.76	$7.29	$8.43	$11.44	$8.43
(before realized financial derivative instruments)
Natural gas per mcf	$6.74	$7.13	$8.03	$11.22	$8.23
(including realized financial derivative instruments)